FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc.

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

November 14, 2007

ITEM 3   News Release:

A press release was issued on November 14, 2007 via newswire.

ITEM 4   Summary of Material Change:

In making ceiling test calculations in connection with the preparation of the Company’s financial statements for the three months and nine months ended September 30, 2007, a value of $33 million was added to the proved non-producing category of the Company’s reserves.

ITEM 5   Full Description of Material Change:

In making ceiling test calculations in connection with the preparation of the Company’s financial statements for the three months and nine months ended September 30, 2007, a value of $33 million was added to the proved non-producing category of the Company’s reserves.  The additional reserves were added as a result of the reengineering of certain reserves held by JED Production Inc., formerly Caribou Resources Corp., which was acquired by the Company effective July 31, 2007, from the reserve report and Report under National Instrument 51-101 of JED Production Inc. effective December 31, 2006.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Calgary, Alberta on December 5, 2007.